July 23, 2013

Via Edgar Correspondence

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Greetings Corporation

Definitive Additional Materials on Schedule 14A

Filed on July 18, 2013

File No. 001-13859

Dear Mr. Orlic:

On behalf of our client, American Greetings Corporation (the “Company”), please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 19, 2013 with respect to the above referenced filing.

The Staff’s comments are set forth in bold below, followed by our responses. Capitalized terms used but not defined herein have the meanings specified in the Definitive Proxy Statement on Schedule 14A filed by the Company on July 10, 2013 (the “Proxy Statement”).

General

1. Please file these materials as an exhibit to Schedule 13E-3 with your next amendment. See Item 1016(a)(5) of Regulation M-A.

We confirm that the Company will file these materials and any other disclosure materials as an exhibit to the Schedule 13E-3 with the next amendment.

Strategic Rationale – Executive Summary, page 5

2. Item 1013(c) of Regulation M-A requires disclosure of the reasons for undertaking the transaction at this time. However, a large amount of the disclosure on these slides presented to ISS does not appear to be contained in the materials disseminated to security holders. Please direct us to where this material appears in your going-private disclosure document, or tell us how you plan to address this. We have similar concerns regarding the disclosure appearing on slide 15.

David L. Orlic

Securities and Exchange Commission

July 23, 2013

We respectfully express our view that the disclosure in the Proxy Statement under the headings “Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” beginning on page 38 and “Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger” on page 64 provides the disclosure required by Item 1013(c) of Regulation M-A.

We note that the disclosure in the ISS presentation under the heading “Executive Summary” and on slide 15 was intended to summarize these reasons, while also providing necessary context and background to ISS. In light of the time constraints of the presentation to ISS and that ISS would not be as familiar with the Company’s business, operations and shareholder return considerations as its shareholders, much of the information on slides 5, 6 and 15 is factual information relating to trends in the Company’s business and spending needs, as well as historical information about Company’s share price and dividends and repurchases.

We believe this information is consistent with the information disclosed in the Proxy Statement. For example, we refer to the first bullet point on page 42 under “Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger,” the bullet points under “Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger” on page 64, the last bullet point on page 70 and the first full bullet point on page 71 under “Recent Developments,” and the Company’s projected financial information (including projected capital expenditures) beginning on page 71.

We also note that much of this information has been discussed by the Company in its periodic reports, which are incorporated by reference into the Proxy Statement. For example, the Risk Factors section in the Company’s most recent Annual Report on Form 10-K addresses risks associated with required investments, the Company’s digital strategy, the shift of purchases to the value channel, and consolidation in the retail industry resulting in increased reliance on key customers. The Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Company’s most recent Annual Report and Quarterly Report on Form 10-Q also highlight the trends in the Company’s operations and capital spending that are reflected in the ISS slides.

The Company intends to mail a follow-up letter to its shareholders this week requesting that they vote on the proposed transaction. Notwithstanding the Company’s belief that the information included in the ISS presentation is consistent with the information included in the Proxy Statement, the Company will include prominent language in this letter advising shareholders that it has filed additional soliciting materials with the Commission, informing them how to access these materials on the Commission website, and urging them to read these materials together with the Proxy Statement.

David L. Orlic

Securities and Exchange Commission

July 23, 2013

Arm’s-Length Legal Negotiations, page 23

3. Reference to “arm’s-length” negotiations are inappropriate in the context of a transaction with affiliates. Please refrain from characterizing contacts between the company and its affiliates in this manner in future materials.

We confirm that the Company will refrain from characterizing contacts between the Company and its affiliates as “arm’s-length” in future materials.

If you have any questions concerning this letter, please contact the undersigned at (216) 861-7553.

Sincerely,

/s/ Robert A. Weible

Robert A. Weible

cc:	Christopher W. Haffke (American Greetings Corporation)